September 8, 2016

VIA EDGAR TRANSMISSION AND
FEDERAL EXPRESS PRIORITY OVERNIGHT

H. Roger Schwall
Assistant Director
Office of Natural Resources
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:
CVR Energy, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 19, 2016
Definitive Proxy Statement on Schedule 14A
Filed April 29, 2016
Form 8-K
Filed July 28, 2016
File No. 1-33492

CVR Refining, LP
Form 10-K for the Fiscal Year ended December 31, 2015

Filed February 19, 2016
File No. 1-35781
Dear Mr. Schwall:
This letter sets forth the responses of CVR Energy, Inc. (also referred to as “we”, “us” or the “Company”) and CVR Refining, LP (the “Partnership”) to the comment letter, dated August  23, 2016, of the staff of the Division of Corporation Finance (the “Staff”) relating to the Forms 10-K for the fiscal year ended December 31, 2015 filed by each of the Company and the Partnership (File Nos. 1-33492 and 1-35781, respectively) and to the above referenced Definitive Proxy Statement on Schedule 14A and Form 8-K filed by the Company (File No. 1-33492).
For your convenience, each of the responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

CVR Energy, Inc.

Form 10-K for the Fiscal Year ended December 31, 2015

Business, page 5

CVR Energy ● 2277 Plaza Drive, Suite 500 ● Sugar Land, TX 77479 ● 281-207-3200 ● www.cvrenergy.com

H. Roger Schwall
September 8, 2016

Customers, page 11

1.
At page 11, you disclose that the largest customer of the petroleum business accounted for 14% of the petroleum business’s net sales, and in a risk factor at page 31 you state that you are exposed to customers’ credit risk and that “Market conditions could result in significant customers experiencing financial difficulties.” Given the share of consolidated revenues accounted for by the petroleum business, please identify the 14% customer in accordance with Item 101(c)(1)(vii) of Regulation S-K. In that regard, we note your reference in the tabular disclosure at page 146 to “Customer A.”

Response:

We respectfully inform the staff that we have considered Item 101(c)(1)(vii) and believe that disclosure of the name of Customer A is not required as we do not view that the loss of this customer would have a material adverse effect on the Company or the Partnership. We will continue to monitor our potential dependence on major customers and will provide disclosure in future filings, if appropriate.

Given the nature of our business, and consistent with industry practice, we do not have long-term minimum purchase contracts with our customers. While the loss of several significant customers, or a significant reduction in purchase volume by several of them, could have a material adverse effect on the Company and the Partnership, we do not view that the loss of any one customer would have a material adverse effect on our results of operations, financial condition or our ability to pay distributions to our unitholders. This is consistent with our disclosure in the risk factor at page 28 of our Form 10-K “Our business depends on significant customers and the loss of several significant customers may have a material adverse impact on our results of operations, financial condition and our ability to pay distributions to our unitholders.”

Management’s Discussion and Analysis, page 54

Results of Operations, page 65

2.
We note that your reconciliation for certain non-GAAP measures in footnote (2) on page 67 begins with “Net income attributable to CVR Energy stockholders” and that you appear to make adjustments to reverse that portion of the other adjustments attributable to non-controlling interests in your calculation of EBITDA and Adjusted EBITDA. However, in describing your computations in the accompanying narratives you do not explain the approach; you indicate that you begin with net income rather than net income attributable to your shareholders, and your labeling of these measures does not convey whether they correlate with the consolidated results or only that portion attributable to your shareholders.

H. Roger Schwall
September 8, 2016

Please tell us how you propose to clarify the nature of your EBITDA and Adjusted EBITDA measures in subsequent filings and related disclosures, including earnings announcements, such as that which appears in Exhibit 99.1 to the Form 8-K that you filed on July 28, 2016.

Response:

In response to the Staff’s comment, we will provide expanded disclosure in future filings in order to clarify our definition of EBITDA and Adjusted EBITDA, and convey the components of these measures and that these measures are attributable to CVR Energy stockholders. We propose to modify the related disclosures of EBITDA and Adjusted EBITDA to conform to the below language with additions to the current disclosure bolded and italicized:

EBITDA and Adjusted EBITDA. EBITDA represents net income attributable to CVR Energy stockholders before consolidated (i) interest expense and other financing costs, net of interest income, (ii) income tax expense and (iii) depreciation and amortization, less the portion of these adjustments attributable to noncontrolling interest. Adjusted EBITDA represents EBITDA adjusted for consolidated (i) FIFO impact (favorable) unfavorable, (ii) share-based compensation, (iii) loss on extinguishment of debt, (iv) major scheduled turnaround expenses, (v) gain (loss) on derivatives, net, (vi) current period settlements on derivative contracts, (vii) flood insurance recovery and (viii) expenses associated with the pending Rentech Nitrogen mergers, less the portion of these adjustments attributable to noncontrolling interest. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be substituted for net income or cash flow from operations. Management believes that EBITDA and Adjusted EBITDA enable investors to better understand and evaluate our ongoing operating results and allows for greater transparency in reviewing our overall financial, operational and economic performance. EBITDA and Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently. EBITDA and Adjusted EBITDA represent EBITDA and Adjusted EBITDA that is attributable to CVR Energy stockholders.

Below is a reconciliation of net income attributable to CVR Energy stockholders to EBITDA and EBITDA to Adjusted EBITDA for the years ended December 31, 2015, 2014 and 2013:

H. Roger Schwall
September 8, 2016

Additionally, in future filings as noted in the above reconciliation table, the reconciling line item “EBITDA adjustments included in noncontrolling interest” in deriving EBITDA and the reconciling line item “Adjustments included in noncontrolling interest” in deriving Adjusted EBITDA will each be relabeled “Adjustments attributable to noncontrolling interest” to more clearly convey that such amount represents the portion of the consolidated adjustments that is attributable to noncontrolling interest.

3.
We note that you have furnished quarterly earnings reports on Form 8-K on April 28, 2016 and July 28, 2016, having various non-GAAP measures. For example, these include measures of Adjusted Net Income, which reflect in part, an adjustment to net income for each period presented to remove the cost associated with your major scheduled turnaround activities. The definition of turnaround in the glossary on page 2 indicates this is a “periodically required standard procedure to inspect, refurbish, repair and maintain the refinery or nitrogen fertilizer plant assets” and you indicate that you are anticipating turnaround activities to also occur in the fiscal years ended December 31, 2016 and December 31, 2017. However, in your earnings release, you describe this non-GAAP measure as enabling users of your financial reports to better understand and evaluate your “ongoing operating results” and providing them greater transparency in the review of your “overall financial, operational and economic performance.” As the turnaround costs appear to represent normal, recurring, cash operating expenses that are necessary to operate your business, please explain the consideration that

H. Roger Schwall
September 8, 2016

you have given to the guidance in our C&DI 100.01, in making this particular adjustment in computing your non-GAAP measure, and in the manner by which you have described the utility of the resulting measure.

As you also exclude turnaround costs in your computation of Adjusted EBITDA on page 67 and describe the utility of this measure in the same manner as for the Adjusted Net Income measure referenced above, your explanation should also encompass this measure, in contrast to Item 10(e)(1)(ii)(B) of Regulation S-K, and C&DI 100.01, which you may locate on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm

Response:

We considered guidance in C&DI 100.01 and Item 10(e)(1)(ii)(B) of Regulation S-K with regard to non-GAAP measures and believe the adjustment for turnaround costs is appropriate and not misleading. The Company’s policy is to expense turnaround costs when incurred. Certain of the Company’s peers and competitors capitalize turnaround costs when incurred and amortize them from turnaround to turnaround, thereby excluding turnaround expenses from their measures of EBITDA and Adjusted EBITDA.

Management believes that making this particular adjustment in computing our Adjusted EBITDA is useful in evaluating our operating performance compared to that of our peers in our industry because the calculation of Adjusted EBITDA eliminates the expense of turnaround activities, providing better transparency and comparison to our peers and to the ongoing business operations. These expenses do not represent expenses that will recur each year for the Company or its peers and competitors.

In response to the Staff’s comment, in future filings we propose to expand our disclosure of Adjusted EBITDA to conform to the below language, which will also incorporate the modified language included in our response to Staff comment 2. The additions to our current disclosure are bolded and italicized.

Adjusted EBITDA represents EBITDA adjusted for consolidated (i) FIFO impact (favorable) unfavorable, (ii) share-based compensation, (iii) loss on extinguishment of debt, (iv) major scheduled turnaround expenses (that many of our competitors capitalize and thereby exclude from their measures of EBITDA and adjusted EBITDA), (v) gain (loss) on derivatives, net, (vi) current period settlements on derivative contracts, (vii) flood insurance recovery and (viii) expenses associated with the pending Rentech Nitrogen mergers, less the portion of the adjustments attributable to noncontrolling interest. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and should not be substituted for net income or cash flow from operations. Management believes that EBITDA and Adjusted EBITDA enable investors to better understand and evaluate

H. Roger Schwall
September 8, 2016

our ongoing operating results and allows for greater transparency in reviewing our overall financial, operational and economic performance. EBITDA and Adjusted EBITDA presented by other companies may not be comparable to our presentation, since each company may define these terms differently. EBITDA and Adjusted EBITDA represent EBITDA and Adjusted EBITDA that is attributable to CVR Energy stockholders.

We supplementally provide the Staff with the following information regarding this particular adjustment.

•
The definition of turnaround in the glossary on page 2 of our Form 10-K further indicates that “turnarounds occur every four to five years for the refineries and every two to three years for the nitrogen fertilizer plant.” Because the Company has multiple facilities, turnarounds can recur within two years, but for different facilities.

•
CVR Refining and CVR Partners, LP (“CVR Partners”) (together our “public subsidiaries”) are each publicly traded master limited partnerships. Adjusted EBITDA is the starting point for our public subsidiaries’ determination of available cash for distribution.

Petroleum Business Results of Operations, page 70

4.
We note that you present refining margin both in the aggregate and on a per barrel basis, as non-GAAP measures in your tabulations and have referenced these figures in MD&A pertaining to cost of product sold and operating income. In footnote (4) to the tabulation on page 72 you describe refining margin as “the difference between net sales and cost of product sold (exclusive of depreciation and amortization).” However, under the Cost Classifications heading on page 113, you describe direct operating expenses as another category of cost which includes “direct costs of labor, maintenance and services, energy and utility costs, property taxes, environmental compliance costs as well as chemicals and catalysts….” We note that you subtract this item and others in computing gross margin on pages 74 and 75.

Please describe for us any common characteristics of the costs that you report as cost of product sold as opposed to direct operating expense, and explain your rationale in making a distinction between these two categories of cost. Tell us the extent to which the costs that you report as direct operating expense are inventoriable based on the guidance in FASB ASC 330-10-30-1 through 8, and indicate why you believe these costs are not required to be included in the cost of product sold measure that you separately report pursuant to Rule 5-03.2(a) of Regulation S-X.

H. Roger Schwall
September 8, 2016

Response:

In MD&A (Petroleum Business) on page 76, we disclose “Cost of product sold (exclusive of depreciation and amortization) includes cost of crude oil, other feedstocks and blendstocks, purchased products for resale, RINs and transportation and distribution costs. In MD&A (Nitrogen Fertilizer Business) at page 82, we disclose “Nitrogen fertilizer cost of product sold (exclusive of depreciation and amortization) includes cost of freight and distribution expenses, pet coke expenses, purchased ammonia and purchased hydrogen.”

The common characteristics of our cost of product sold, as distinguished from our direct operating expenses, is that cost of product sold directly relate to materials that are a component of our finished product sold, such as crude oil, other feedstocks, blendstocks and purchased products for resale, or directly relate to delivery of finished product sold to customers, such as transportation and distribution costs, or directly relate to our compliance obligation under the EPA’s Renewable Fuel Standard, such as the cost of renewable identification numbers (“RINs”) needed to satisfy our obligation to blend biofuels into finished products we produce.

Direct operating expense includes costs associated with the actual operations of our refineries and nitrogen fertilizer plant such as labor, energy and utility costs, catalysts and chemical costs, repairs and maintenance, labor and environmental compliance costs. The Company believes that this presentation more clearly reflects and evaluates the Company’s refining results and is consistent with industry practice. The Company does include direct operating expenses in the determination of work-in-process and/or finished product inventory. Allocations are determined based upon the Company’s overall inventory costing method as described on page 111 of the 2015 Form 10-K. Refinery unfinished and finished product inventory values are determined using the ability-to-bare process, whereby raw materials and production costs (including direct operating expenses as described above and associated depreciation and amortization) are allocated to work-in-process and finished products based on their relative fair values. The costs included in inventory that are reported in direct operating expenses include spare parts used for repair and maintenance of operating units at the facilities, as well as catalysts and chemicals used within operating units at the facilities that are consumed during the production process.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

5.
Under “Elements of Our Executive Compensation Program” at page 28, you state that “CVR Energy believes that equity-based incentive awards are the primary motivator in attracting and retaining executive officers.” At page 27, you say that “equity-based incentive awards … encourage our executive team to remain in our employ through the duration of the relevant vesting period in order to realize

H. Roger Schwall
September 8, 2016

compensation as a result of increases in stockholder value.” Footnote 2 at page 24 indicates that restricted stock units are settled in cash, which helps explain why the beneficial ownership table at page 23 shows that your five named executive officers collectively own only one share of your common stock. Please provide enhanced disclosure to address both the basis for allocating compensation to each form of award (including the correlation between the cost and expected benefits to the company), as well as your equity ownership requirements or guidelines. See Items 402(b)(2)(iii) and (b)(2)(xiii) of Regulation S-K.

Response:

We considered the guidance in Items 402(b)(2)(iii) and (b)(2)(xiii) of Regulation S-K with regard to disclosure of the basis for allocating compensation to different forms of awards for long-term compensation and the Company’s equity ownership requirements or guidelines and we supplementally provide the Staff with the following information regarding the Company’s equity-based incentive awards. We believe the disclosures as provided in the Definitive Proxy Statement meet the requirements as presented.

The Compensation Committee of the Board’s primary goal with executive compensation is to align the interests of the Company’s executives with that of the stockholders as disclosed on page 26 of the Definitive Proxy Statement. The Compensation Committee believes that the most critical component of compensation to enhance long-term stockholder value and growth is the equity-based component and has generally targeted 40% to 60% of the compensation package to be equity-based for the named executive officers outside of the chief executive officer. This provides the incentive for the executive to remain in the employ of the Company and to promote a focused effort on growth and long-term success with long-term enhancement of stockholder value.

The Company has not established equity ownership requirements for its executive officers. We believe that cash-settled equity-based incentive awards provide our executives with a more attractive compensation package and are less burdensome to both our employees and the Company than equity-settled awards. As disclosed within the table in footnote 3 of our Form 10-K for the Fiscal Year ended December 31, 2015 at page 116, the Company no longer grants restricted stock units. The last grant of restricted stock units was in 2013. Substantially all of the equity-based incentive awards granted during 2015 were in the form of phantom unit awards and incentive unit awards that are cash-settled upon vesting at a dollar amount that is based on the market value of CVR Refining or CVR Partners common units, as disclosed within the tables in footnote 3 of our Form 10-K at pages 118 through 121. We believe that equity-based compensation to our employees in the form of awards of common units of our public subsidiaries would be less attractive and more burdensome to both our employees and the Company due to the administrative and income tax reporting requirements associated with issuance and ownership of partnership units. The form of

H. Roger Schwall
September 8, 2016

the award for the Company is aligned with those of our public subsidiaries. Additionally, equity-based compensation in the form of the Company’s common stock would dilute existing shareholders’ interest in the Company.

The number of equity-based incentive awards granted to our executive officers is determined based on a target value of compensation (40% to 60%, generally) and the unit price at the time of grant. As disclosed at page 31 of our Definitive Proxy Statement, “The issuance of equity-based incentives to named executive officers is intended to satisfy our compensation program objectives by generating significant future value for each named executive officer if the Company’s performance is outstanding and the value of the Company’s equity increases for all of its stockholders.” “The compensation committee may elect to make grants of restricted stock, options, restricted stock units, performance units or other equity-based grants under the LTIP, or make grants of incentive units, in each case, in its discretion or may recommend grants to the Board for its approval, as determined by the committee in its discretion.” Again, while the Compensation Committee may elect to make grants of various forms of equity-based awards, the awards that most recently have been granted are phantom unit awards and incentive unit awards.

The Partnership’s Form 10-K for the Fiscal Year ended December 31, 2015, Part III, Item 11. Executive Compensation, under “Elements of Compensation Program” at page 131, includes disclosure similar to the disclosures noted above in the Company’s Definitive Proxy Statement.

Compensation Discussion and Analysis, page 34

6.
In footnote 3 to your summary compensation table at page 34, you state that the amounts for CEO John J. Lipinski for 2015 and 2013 reflect “the aggregate grant date fair value for certain performance units granted in December 2015 and 2013 that are valued based on a performance factor that is tied to certain operational performance metrics.” Given that the non-equity plan compensation represented 70.9% and 87.4% of Mr. Lipinski’s 2013 and 2015 total compensation, respectively, please expand footnote 3 to quantify the grant date fair values for both 2013 and 2015.

Response:

The aggregate grant date fair value of Mr. Lipinski’s performance units granted in December 2015 and 2013 was $3,500,000 and $6,350,000, respectively, based on the attainment of 100% of the performance factor.

The table at page 35, under “Grants of Plan-Based Awards in Fiscal Year 2015,” discloses the amounts that could be earned by Mr. Lipinski under the performance units issued in December 2015 at threshold, target and maximum.

H. Roger Schwall
September 8, 2016

Under “Employment Agreement” at page 35, we disclose “During the term of the agreement, Mr. Lipinski is eligible to receive annually (commencing December 31, 2015) on the anniversary of the agreement date a grant of performance units pursuant to the CVR Energy LTIP having an aggregate value of $3.5 million.”

In Note 3, Share-Based Compensation, under “Performance Unit Awards” at page 117 of the Company’s Form 10-K, we disclose the amounts paid to Mr. Lipinski related to the 2013 performance units and the target value of the 2015 performance units among other details regarding these performance unit awards.

With respect to the Partnership, footnote 2 to the summary compensation table at page 133 of the Partnership’s Form 10-K, Part III, Item 11. Executive Compensation includes disclosure similar to the disclosure noted in Staff comment 6. In Note 3, Share-Based Compensation, under “Performance Unit Awards” at page 90 of the Partnership’s Form 10-K, we disclose the amounts paid to Mr. Lipinski related to the 2013 performance units and the target value of the 2015 performance units among other details regarding these performance unit awards.

We acknowledge that the disclosures in footnote 3 to the Company’s summary compensation table and the disclosures in footnote 2 to the Partnership’s summary compensation table could have provided additional information to clarify the grant date fair value of Mr. Lipinski’s performance unit awards; however, we believe that other disclosures in the Definitive Proxy Statement and the Form 10-Ks provide sufficient information to determine the amount of Mr. Lipinski’s compensation represented by the performance unit awards and that no amendment to the Definitive Proxy Statement or the Form 10-Ks to expand the disclosure is necessary. We will endeavor, however, to provide additional disclosure in the Company’s future filings to ensure a more clear understanding of the components of executive compensation disclosed in the summary compensation table.

7.
Similarly, we note your disclosure at page 42 that the 2015 award of performance units to Mr. Lipinski “represent[s] the right to receive a cash payment equal to $1,000 multiplied by certain performance factors.” Please expand your disclosure to identify the performance factors upon which the award of performance units is to be based. We note the related disclosure you include in the Form 8-K that you filed on January 7, 2016. Also discuss how difficult it will be for Mr. Lipinski or how likely it will be for the company to achieve the target levels or other factors.

H. Roger Schwall
September 8, 2016

Response:

In future filings, we will expand our disclosure to identify the performance factors upon which the award of performance units is to be based and how likely it will be to achieve the target levels, or in the alternative, to the extent the Company concludes disclosing the specific performance factors causes competitive harm, the Company will disclose how difficult it would be for the executive(s) to achieve the undisclosed performance factor.

An example of such expanded disclosure is included below from our Definitive Proxy Statement, with additions to the current disclosure bolded and italicized:

In December 2015, CVR Energy granted Mr. Lipinski an award of 3,500 performance units. The award represents the right to receive a cash payment equal to $1,000 multiplied by the applicable performance factor~~s~~. The performance factor is determined based on the level of attainment of the applicable performance objective, set forth as a percentage, which may range from 0-110%. The award has a performance cycle beginning on January 1, 2016 and ending on December 31, 2016. Seventy-five percent of the performance units attributable to the award are subject to a performance objective relating to the Company’s average barrels per day crude throughput during the performance cycle, and 25% of the performance units attributable to the award are subject to a performance objective relating to the Company’s average gathered crude barrels per day during the performance cycle. The performance objectives are set in accordance with approved levels of the business plan for the fiscal year during the performance cycle and therefore are considered reasonably possible of being achieved. The amount paid pursuant to the award, if any, will be paid following the end of the performance cycle for the award, but no later than March 7, 2017. The award is subject to transfer restrictions and carries a performance cycle ending on December 31, 2016. In the event of Mr. Lipinski’s termination of employment prior to the applicable payment date by reason of Mr. Lipinski’s death or disability, all performance units with respect to which a payment date has not yet occurred will remain outstanding, and amounts due to Mr. Lipinski, if any, with respect to such performance units will be paid in the ordinary course as if his employment had not terminated based on actual results. In the event prior to the applicable payment date Mr. Lipinski's employment is terminated by CVR Energy other than for cause or by reason of Mr. Lipinski’s resignation for good reason, a pro rata portion of the performance units with respect to which a payment date has not yet occurred will remain outstanding, and amounts due to Mr. Lipinski, if any, with respect to such performance units will be paid in the ordinary course as if his employment had not terminated based on actual results. In the event that Mr. Lipinski’s employment terminates for any other reason prior to the dates set forth above, all performance units with respect to which a payment date has not yet occurred will be forfeited immediately.

The Partnership’s Form 10-K, Part III, Item 11. Executive Compensation, at page 142, includes disclosure similar to the disclosure noted in Staff comment 7. In future filings, we will expand the Partnership’s disclosure similar to the example of the Company’s expanded disclosure included above.

H. Roger Schwall
September 8, 2016

Form 8-K file on July 28, 2016

Exhibit 99.1

Use of Non-GAAP Financial Measures, page 15

8.
We note that you have utilized gross profit as a label for a non-GAAP measure and presented various non-GAAP measures in the aggregate, on a per unit basis or both without a reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP (e.g., refinery margin, refinery margin adjusted for FIFO impact, gross profit and gross profit excluding flood insurance recovery).

Please explain how your approach to calculating your non-GAAP measure of gross profit compares to the corresponding measures presented on pages 70 through 78 of your Form 10-K, and advise of any revisions that you would need to make in that filing to comply with Item 10(e)(1)(ii)(E) of Regulation S-K or in the earnings release to utilize a similar computation or a non-GAAP label that is more clearly differentiated from the GAAP measure of gross profit.
If you intend to include these non-GAAP measures in future earnings releases or similar disclosures, please identify the GAAP measures that you believe are most directly comparable, explain how you will present the reconciliations that are required to comply with §244.100 (a)(2) of Regulation G, and describe the revisions you propose to reposition the non-GAAP measures that are shown within the GAAP tabulations on pages 9, 11, and 12, to comply with Item 10(e)(1)(i)(A) of Regulation S-K, applicable by way of Instruction 2 to Item 2.02 of Form 8-K, and our C&DI 102.10, located on our website at the following address: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

Our calculation of gross profit as disclosed and defined in Exhibit 99.1 is consistent with our calculation of gross profit disclosed and defined in our Form 10-K. The corresponding measures presented on pages 70 through 78 of our Form 10-K present gross profit for our consolidated petroleum business and separately for each of our refineries, in each case calculated in the same manner. We have considered Item 10(e)(1)(ii)(E) of Regulation S-K and upon further review of the Company’s disclosures and presentation of gross profit we acknowledge that the Company’s use of gross profit is a GAAP measure. In future filings, we will remove the references to gross profit as a non-GAAP measure.

We believe that we have provided sufficient information in Exhibit 99.1 to reconcile the non-GAAP measures. We believe our definitions of these non-GAAP measures clearly describes how each measure is calculated and the schedules included in the filing contain the GAAP figures required to recalculate the measures. Although not presented in a tabular format, based on the definitions and the disclosed amounts, one can nevertheless reconcile the non-GAAP measures.

H. Roger Schwall
September 8, 2016

In future filings, we will identify the GAAP measures that we believe are most directly comparable to our non-GAAP measures directly within the definitions of our non-GAAP measures. We believe that §244.100 (a)(2) of Regulation G permits reconciliation of non-GAAP measures other than by schedule, provided a clearly understandable method is used.

We do not consider the tabulations on pages 9, 11 and 12 to be GAAP tabulations, rather, these tables containing certain of our non-GAAP measures are presented to show the calculation of such non-GAAP measures from the GAAP financial statement amounts. We do not believe these tables present the non-GAAP measures more prominently than the GAAP measures. The tables on pages 11 and 12 relate to each of our refineries separately and are not required by GAAP but are included to provide additional detail about our operating facilities.

Refining margin per crude throughput barrel is a metric that is widely used within the refining industry and is included in our peers’ SEC filings using similarly titled measures. Operating and financial performance is measured in the refining industry using both refining margin and operating costs per barrel. Profitability of the refining industry is substantially determined by the spread between the price of refined products and the price of crude oil, which is driven by the crack spread. We compare our reported refining margin per barrel to the industry refined product margins or crack spreads.

Our operating expenses are reported separately from refining margin. Operating costs per barrel are widely used as measure of performance in the refining industry to evaluate the efficiency of the refining operations.

As an example, our computation of refinery margin adjusted for FIFO impact, as defined at page 16 in Exhibit 99.1, is as follows:

CVR Refining, LP

Form 10-K for the Fiscal Year ended December 31, 2015

9.
We have raised several comments on the disclosures in the parent filings which appear in part common to filings of the subsidiary. Please address these comments also from the standpoint of the subsidiary with corresponding changes to conform.

H. Roger Schwall
September 8, 2016

Response:

In our responses to the Staff’s comments related to the Company’s disclosures, we have also provided responses related to the Partnership’s common disclosures where applicable. In this regard, Staff comment 2 is not applicable to the Partnership.

******

As requested in your comment letter, we hereby acknowledge that:

•	each of the Company and the Partnership, as applicable, is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
each of the Company and the Partnership, as applicable, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact me at (281) 207-3464, or email me at sball@cvrenergy.com.

Very truly yours,

CVR ENERGY, INC.
CVR REFINING, LP

/s/ Susan M. Ball

Susan M. Ball
Chief Financial Officer and Treasurer

cc:    John J. Lipinski, Chief Executive Officer and President
cc:    John R. Walter, Senior Vice President, General Counsel and Secretary